UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 331ST MEETING OF THE

BOARD OF DIRECTORS OF

CPFL ENERGIA S.A.

HELD ON 14 NOVEMBER 2017

1. DATE, TIME, AND PLACE: On the 14th day of the month of November, 2017, at 5 p.m., at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2.5, parte, Parque São Quirino, in the City of Campinas, State of São Paulo.

2. CALL: Call made pursuant to paragraph 3 of art. 17 of the Bylaws of CPFL Energia.

3. ATTENDANCE: The totality of the members of the Board of Directors (“Board”) of the Company.

4. CHAIRPERSONS: President – Hu Yuhai and Secretary – Gustavo Sablewski.

5. ORDER OF THE DAY: Review, discuss, and resolve, in compliance with art. 17 (aa) of the Bylaws of CPFL Energia S.A. (“Company”), and section 4.8 of the New Market Listing Regulation of B3 – Brasil, Bolsa, Balcão (“B3”), the issue of previous opinion regarding the public offer for acquisition of up to the totality of the common shares issued by CPFL Energia outstanding in the market (“Offer”), formulated by State Grid Brazil Power Participações S.A. in view of the alienation of the equity control of the Company, under the terms of art. 34 of the Bylaws of the Company, section 8.1 of the New Market Regulation of B3, and art. 254-A of Law No. 6.404/76, according to notice of the Offer published on 31 October 2017 in the Valor Econômico newspaper (“Notice”).

6. RESOLUTIONS MADE: The members of the Board resolved, preliminarily, the drawing of these minutes in the form of summary, being ensured the right of presentation of pronouncements and dissents, which accompany the present minutes as annex and will be filed at the registered office of the Company, and approval of its publication, in the form of extract, with the omission of the signatures of the members of the Board.

Ensuing, and in view of the reception of correspondence from the controlling shareholder  of the Company, informing, as disclosed by means of Material Facts on October 30 and 31, 2017, that (i) on 26 October 2017 the Securities and Exchange Commission (“CVM”) had granted the registration of the Offer; and (ii) the Notice was published on the edition of 31 October 2017 of the Valor Econômico newspaper, with the availability, on the same date, at the websites of the Company, of CVM, of B3, of the U.S. Securities and Exchange Commission, and of the financial institutions Banco Santander (Brasil) S.A. and Bank of America Merrill Lynch Banco Múltiplo S.A., the Board, after reviewing and discussing the subject matter contained in the Order of the Day, resolved, by unanimity of votes and without any restrictions, to approve the issue of previous opinion favorable to the acceptance of the Offer, in the form contained in Annex I of these present minutes.

7. CLOSING: Having no further issues to address, the meeting was adjorned, from which these present minutes were drawn and, after being read and approved, were signed by the attending members and by the Secretary.

For legal purposes, the Portuguese version shall prevail.

Campinas, 14 November 2017.

Yuhai Hu

Yang Qu

Andre Dorf

Antonio Kandir

Daobiao Chen

Yumeng Zhao

Marcelo Amaral Moraes

Gustavo Sablewski

Secretary

ANNEX I

OPINION OF THE BOARD OF DIRECTORS OF CPFL ENERGIA S.A.

About the mandatory public offer for acquisition of common shares placed by the State Grid Brazil Power Participações S.A.

In compliance with the provision in section 4.8 of the New Market Listing Regulation of B3 – Brasil, Bolsa, Balcão (“Novo Mercado Regulation”) and in article 17 (aa) of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), the Board of Directors presents its opinion in relation to the public offer for acquisition of up to the totality of the common shares issued by CPFL Energia outstanding in the market (“Offer”), formulated by the State Grid Brazil Power Participações S.A. (“Offerer” or “State Grid Brazil”) as a result of the alienation of control of the Company, with intermediation of Banco Santander (Brasil) S.A. and Bank of America Merrill Lynch Banco Múltiplo S.A., according to provision in the Notice of the Offer, published on 31 October 2017 in the Valor Econômico newspaper (“Notice”), and in compliance with provision in article 254-A of Law No. 6.404/76 (“Law of Corporations”), in article 29 of Instruction CVM No. 361/02, in section 8.1 of the Novo Mercado Regulation, and in article 34 of the Bylaws of CPFL Energia.

All documents relative to the Offer have been made available at the websites of the Company (http://cpfl.riweb.com.br/), of the Securities and Exchange Commission (“CVM”) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), of the U.S. Securities and Exchange Commission (www.sec.gov), of Banco Santander (Brasil) S.A. (https://www.santander.com.br/br/pessoa-juridica/corporate-finance/ofertas-em-andamento) and of Bank of America Merrill Lynch Banco Múltiplo S.A. (http://www.merrilllynch-brasil.com.br/).

1.   THE OFFER AND THE FACTS THAT PRECEDED THIS OPINION

1.1.         Alienation of the control and ingress of the State Grid Brazil in the Company

As disclosed to the market in the notices of Material Facts of CPFL Energia on July 1st and September 2nd, 2016, the former shareholder integrating the control block, Camargo Corrêa S.A. (“CCSA”), accepted a proposal from the State Grid International Development Limited, controlling stockholder of the State Grid Brazil, for acquisition of the totality of its interest associated with the control block of the Company (“Transaction”).

The Transaction involved (i) indirect sale of 234,086,204 (two hundred and thirty-four million, eighty-six thousand, two hundred and four) shares, and (ii) direct sale of 5,869,876 (five million, eight hundred and sixty-nine thousand, eighty hundred an seventy-six) shares issued by CPFL Energia and held by CCSA, all for the price of Twenty-five reais (R$25.00) per share, subject to certain adjustments, namely: (a) the addition of approximately R$0.001879503 per day, as of 1st January 2016 (inclusive), up to the date of the closing of the Transaction, inclusive; and (b) subtration of any amount per share distributed by CPFL Energia to its shareholders in the quality of dividends or other income in cash as of 1st January 2016 up to the closing of the Transaction (except for dividend in cash declared on 29 April 2016).

CCSA also informed that the conclusion of the Transaction was subject to the satisfaction of certain conditions, including obtaining due approvals by the Administrative Council of Economic Defense – CADE and by the National Agency of Electric Energy – ANEEL, and that to the other members of the control block of the Company would be assured the possibility of the exercise (i) of its right of preference for acquisition of the shares object of the Transaction; or (ii) its right to sell jointly with CCSA and its subsidiary the shares issued by CPFL Energia of its own titleship associated with the control block.

On 22 September 2016, the Company published a notice of Material Fact communicating the content of the decision from the General Superintendent of the Administrative Council of Economic Defense – CADE, approving the Transaction and the public offer for acquisition of the resulting shares, and on September 22 and 28, 2016, the Company informed, also via notices of Material Fact, the exercise of the right of the aforementioned joint sale by the other shareholders integrating the control block, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and Energia São Paulo Fundo de Investimento em Ações,1 thus deciding for the alienation of the shares held under the same conditions of the Transaction agreed by CCSA.

Finally, on 13 December 2016, CPFL Energia published a notice of Material Fact informing the authorization granted by the National Agency of Electric Energy – ANEEL for the transfer of shares held by the shareholders controlling the Company to the State Grid Brazil, fulfilling the last condition prior to the implementation of the Transaction.

The Transaction was concluded on 23 January 2017, having been duly disclosed, on the same date, via notice of Material Fact published by the Company.

As a result, the State Grid Brazil acquiired, directly and indirectly, 556,164,817 (five hundred and fifty-six million, one hundred and sixty-four thousand, eight hundred and seventeen) common shares issued by CPFL Energia, representative of approximately 54.64% (fifty-four point sixty-four percent) of its voting and total capital, at a price of Twenty-five reais and fifty-one cents (R$25.51) per share, as a result of the applicable adjustments, totaling approximately R$14.19 billion the total price paid for the acquired shares.

1.2.         Request for registration and general aspects of the Offer

Once the Transaction was concluded,  State Grid Brazil informed, initially, on 16 February 2017, its intention to promote, together with the Offer, (i) the cancellation of the registration of CPFL Energia as an open corporation category “A” before CVM, upon its conversion into category “B”, under the terms in Instruction CVM No. 480/09; and (ii) the exit of CPFL Energia from the Novo Mercado of B3, under the terms in article 4, §4, of the Leis das S.A., and procedures established in articles 16 to 25 of Instrution CVM No. 361/02 and in the Novo Mercado Regulation (“OPA Unified”).

At the same time, the State Grid Brazil also communicated its intention to terminate the deposit agreement with the American escrow holder of the shares of the Company, with the subsequent removal of CPFL Energia from the New York Securities Exchange and cancellation of its registration as an public held company in the United States.

Later, on 23 February 2017, the Offerer informed that it had filed the documentation relative to the OPA Unified at CVM, and that it reserved to itself “the right to offer only OPA by Alienation of Control and to cancel the OPA for Conversion of Registration and OPA for Exit from the Novo Mercado, in case the Offer Price [was] lower than the fair value of the shares of the Company, calculated in the appraisal report to be prepared for the OPA for Conversion of Registration and OPA for Exit from the Novo mercado, according to the applicable regulation.”

1  Together with its investors, i.e., Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS and Fundação SABESP de Seguridade Social – SABESPREV

Yet, on 23 February 2017, the Board of Directors of the Company resolved, by unanimity of votes and without any restrictions, to approve (i) the presentation to the Extraordinary General Meeting of the Company of a triple list of specialized companies for preparation of the appraisal report of the shares issued by the Company in the scope of the OPA Unified, composed by Banco de Investimentos Credit Suisse (Brasil) S.A., BNP Paribas Brasil S.A. and Deutsche Bank S.A. – German Bank; and (ii) the call of an Extraordinary General Meeting to resolve on (a) the cancellation of registration of the Company before the Securities and Exchange Commission as issuer of securities registered on category “A”, and its conversion to category “B”, as well as the exit of the Company from the segment of Novo Mercado listing of B3; and (b) the selection of the specialized company responsible for preparation of the appraisal report within those contained in the triple list presented by the Board of Directors.

On 27 March 2017, the shareholders of the Company approved (i) in a voting reserved for the holders of outstanding shares, under the terms in section 10.1.1 of the New Market Regulation, the selection of Banco de Investimento Credit Suisse (Brasil) S.A. for preparation of the report appraising the economic value of the shares of the Company for the purposes of the OPA Unified; (ii) the cancellation of registration of the Company before the Securities and Exchange Commission – CVM as issuer of securities under category “A”, and its conversion into category “B” and (iii) the exit of the Company from the segment of the New Market listing of B3, the two latter conditioned to the terms and conditions of the OPA Unified.

On 7 July 2017, however, the Offerer communicated to the Company—which in turn disclosed the information to the shareholders and to the market in general—that it had taken the decision to proceed only with the Offer required by force of the alienation of the control of CPFL Energia, desisting from the conversion of registration of the Company before CVM from category “A” to category “B” and exit from the Novo Mercado.

On 26 October 2017, CVM granted the registration of the Offer and, on 31 October 2017, the Offerer published the Notice of the Offer, under the following general terms:

(i)        Shares object of the offer: up to the totality of the common shares issued by the Company, except those held directly or indirectly by the Offerer, corresponding to 461,749,929 (four hundred and sixty-one million, seven hundred and forty-nine thousand, nine hundred and twenty-nine) common shares, representative of approximately 45.36% of the total and voting capital stock of the Company.

(ii)       Price: Twenty-five reais and fifty-one cents (R$25.51) per share, to be adjusted by the variation of the Reference Rate of the Special System of Liquidation and Custody (“Selic Rate”), calculated pro rata temporis, from the date of the closing of the Transaction, 23 January 2017, up to the date of payment of the auction of the Offer.

(iii)      Validity: Thirty (30) days, as of 31 October 2017, ending on 30 November 2017, the day appointed for conduction of the auction of the Offer.

2.      SCOPE OF THIS OPINION

This opinion has the view of the Board of Directors of the Company on the acceptance or rejection, by the shareholders of the Company, of the Offer, purposed to comply with provision in section 4.8 of the Regulation of the New Market, and article 17 (aa) of the Bylaws of the Company, which establish, respectively, the following:

“4.8. The Board of Director of the Company will prepare and make public a previous opinion based on each and any public offer for acquisition having as object shares issued by the Company, on which it will proclaim about: (i) the suitability and opportunity of the offer as to the interest of all shareholders and in relation to the liquidity of the securities under their titleship; (ii) the repercussion of the offer regarding the interests of the Company; (iii) the strategic plans disclosed by the offerer in relation to the Company; and (iv) other aspects deemed pertinent. In the opinion, the Board of Directors will provide a grounded opinion favorable or contrary to the acceptance of the public offer for acquisition of shares, warning that it is responsibility of each shareholder the final decision on the acceptance, or not, of the referred offer.”

*                    *                    *

“Art. 17. The Board of Directors is responsible for: (...) (aa) pronouncing favorably or contrary to any public offer for acquisition of shares having as object the shares issued by the Company, by means of an previous grounded opinion, disclosed in up to fifteen (15) days as of the publication of the notice of public offer for acquisition of shares, which must address, at least (i) the suitability and opportunity of the public offer for acquisition of shares as to the interest of all shareholders and in relation to the liquidity of the securities under their titleship; (ii) the repercussion of the public offer for acquisition of shares on the interests of the Company; (iii) the strategic plans disclosed by the offerer in relation to the Company; (iv) other aspects that the Board of Directors may deem pertinent, as well as the information required by the applicable rules established by CVM;”

Accordingly, this opinion will address the subjects considered relevant for a critical review of the Board of Directors, as to the aspects in the Offer, in compliance with the purposes in the Regulation of the Novo Mercado and the Bylaws of the Company. Nevertheless, this opinion should not represent the only source of information to the shareholders for making their decision as to the acceptance or rejection of the Offer, being clear that any reflection on the suitability and opportunity should consider the public information available on the Company and, principally, the concrete situation of each shareholder, including as to his capacity to comprehend, in its broad extension, the consequences of his decision of investment, for which he will be, at the end, the sole responsible.

Therefore, the Board of Directors strongly recommends to shareholders that, in addition to consulting with their legal and tax advisors, before deciding to adhere or not to the Offer, they seek, if finding necessary, the advice of other specialists, such as their security brokers, to take counsel regarding their decision on the investment.

Finally, the Board of Directors clarifies that the disclosure of the present opinion will occur, as established in the Novo Mercado Regulation and in the Bylaws of the Company, in fifteen (15) days as of 31 October 2017, date of publication of the Notice.

3.           SUITABILITY AND OPPORTUNITY OF THE OPA

3.1.        As to the interest of shareholders

The conclusion of the Transaction on 23 January 2017 imposed to the State Grid Brazil the obliggation to make a public offer for acquisition of shares, in conformity with provision in article 254-A of the Lei das S.A., with section 8.1 of the Novo Mercado Regulation, and with article 34 of the Bylaws of the Company.

The price of the Offer is equal to the price paid by the Offerer to the former controlling shareholders—as required by the Bylaws of the Company and by the New Market Regulation—reason for which is being assured to all shareholders and equal treatment, with no appropriation of any control premium by former controllers.

For information purposes, the following is underlined:

(i)        Economic and financial situation of CPFL Energia: The Board of Directors has no knowledge of material alteration in the economic and financial situation of the Company that may result in a change of perception on the price of the Offer.

(ii)       Considerations in relation to the price offered:

•               Multiples of EBITDA: the multiple implicit in the Transaction, at current prices, is approximately nine times (9x), slightly above the average multiples practiced in the market (cf. comparison made using as market information reports from sell-side analysts with coverage on the electric sector).

•               Market Price: The price offered in the Offer contemplates a premium of 21.6% (twenty-one point six percent) on the quotation of shares issued by CPFL Energia at the time of the first announcement of the Transaction (base 06/30/2016), and has been updated by the variation of the Selic Rate, calculated pro rata temporis from the closing of the Transaction, on 23 January 2017, up to the date of financial liquidation of the Offer. Since then, the market value of the shares has been substantially influenced by the perspective of effectuation of the Offer.

3.2.         As to the liquidity of the securities

The Board of Directors stresses that the final result of the Offer will not be, by any measure, under its control, since it depends, solely and exclusively, on the individual decision of each shareholder to accept the Offer or not.

In this sense, and in view of the Offer having as objective the acquisition of up to the totality of the common shares issued by CPFL Energia outstanding in the market, (i) except those held directly or indirectly by the Offerer and (ii) those held under treasury by the Company, the shares of the Company may undergo a significant reduction in its liquidity, depending on the level of adhesion of the shareholders to the Offer.

Nevertheless, the Board of Directors clarifies that, regardless of its result, the Offer will not imply in a change in the listing segment of the Company, which will remain listed in the Novo Mercado of B3, whose regulation requires the maintenance of a minimum percentage of outstanding shares.

It is possible, however, that immediately after the conclusion of the Offer, the Company may no longer observe the minimum percentage of outstanding shares required by the New Market Regulation. As contained in section 7.1 of the Notice, the new version of the Novo Mercado Regulation, which will be in force as of 2 January 2018, authorizes the temporary maintenance of outstanding shares at a percentage lower than the minimum established in that Regulation, for a period of eighteen (18) months, as of the dissociation, if noncompliance results from the performance of a public offer for acquisition of shares by alienation of control.

At the end of this period, should the Company fail to adjust the composition of its free float to the minimum percentage required by the Novo Mercado Regulation, then CPFL Energia will be subject to the sanctions established in the Novo Mercado Regulation, among them the compulsory exit from the Novo Mercado, which will depend on the conduction of public offer of shares having the same characteristics of the public offer of shares as a result of the voluntary exit from the Novo Mercado. To this measure, the Offer may affect the shareholders of stock issued by CPFL Energia who may have opted for not participating in the Offer.

4.           REPERCUSSIONS OF THE OFFER ON THE INTERESTS OF THE COMPANY

The announcement of public offers for acquisition of shares may produce effects on the pattern of negotiation of shares object of the offer, or even on the day-to-day of the Company.

In the case of the Offer, the Board of Directors understands that its announcement has interfered, although it may be difficult to measure its extent, in the negotiation value of  the shares issued by the Company, inasmuch as it is a public offer of shares mandatory and of previous knowledge of the market. Therefore, since the announcement of the Transaction, the shares issued by the Company started to be negotiated with the perspective of concretization of the Offer, which probably has been substantially influencing its price at the stock exchange.

As to the activities of CPFL Energia and its economic and financial performance, there is no forecast of substantial change in relation to the perspectives of business to the Company, which may be caused by the effectuation of the Offer.

Finally, it is important to note that the Company has sought to adopt, during the period of the Offer, the necessary precautions to ensure the maintenance of the maximum attention of the Executive Officers in the businesses of the Company, in order to guarantee that, whatever the result of the Offer may be, CPFL Energia will continue to pursue its objectives, meeting the interests of its body of shareholders. Therefore, the Board of Directors understands that there is no negative repercussion of the Offer in relation to the interests of the Company.

5.            STRATEGIC PLANS DISCLOSED BY THE OFFERER IN RELATION TO THE COMPANY

Although the administration of the Company has requested, the Offerer did not disclose any strategic plans to the Company, so the Board of Directors has no means to pronounce in this regard.

6.           OTHER INFORMATION DEEMED RELEVANT

6.1.        New Controlling Shareholder

The Offer results from the Transaction, through which the Offerer acquired the control of the Company, now holding the absolute majority of the shares issued by CPFL Energia. This way, the Company is now indirectly controlled by the State Grid Corporation of China (“SGCC”), one of the largest electric energy companies in the world, that provides electrical power for more than 80% of the chinese people, with annualy revenue of USD 310 billion. The recent investmentin CPFL Energia represents the most important investment of SGCC in assets outside China. Taking under consideration the new controller’s experience in the electrical power market, the experience and knowledge exchange between the two companies shal generate importante benefits  to CPFL Energia in the future.

6.2.        Possible Additional Payment to Shareholders Accepting the Offer

Under the terms in section 7.2 of the Notice, the shareholders accepting the Offer will be entitled to the positive difference, if any, between the price received—updated by the Selic Rate, calculated pro rata temporis, from the date of liquidation, and adjusted by the changes in the number of shares resulting from bonus, breakdown, grouping, and conversions that may be made—and: (i) the price per share that would be due, or may be due, if verifying, within one (1) year as of the date of conduction of the auction of the Offer, a fact that could impose, or may impose, the conduction of a mandatory public offer of shares; or (ii) the amount that they may be entitled to if they still were shareholders and disagreed from a resolution of the Company deciding to approve the conduction of any corporate event allowing the exercise of the right of recess, when this event should occur within one (1) year as of the date of conduction of the auction of the Offer.

Moreover, under the terms in art. 14 of Instruction 361/02, the Company, the Offerer, and the individuals associated to the latter, may not perform a new public offer of shares, having as purpose the shares of the Company, in a period of one (1) year as of the auction of the Offer, except if so demanded to perform it, or if extending to those accepting the Offer the same conditions of the new public offer of shares, paying to them the updated difference of price, if any.

7.           CONCLUSION

In face of the considerations and conclusions exposed in sections 3 to 6 above, the Board of Directors of the Company, in compliance with provision in section 4.8 of the Novo Mercado Regulation, and in article 17 (aa) of the Bylaws of CPFL Energia, pronounces favorably to the acceptance of the Offer by its shareholders, hereby warning that each shareholder bears the responsibility for the final decision on the acceptance of the Offer.

For this reason, the Board of Directors reiterates its recommendation to the shareholders of the Company to consult with their specialized advisors (financial, legal, tax, or any other that they may deem important), before making a final decision on the acceptance or rejection of the Offer, and also recommends a careful reading of all documents publicly available, in particular the Notice of the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 11, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.